As filed with the Securities and Exchange Commission on July 26, 2010

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the matter of:

RiverNorth Funds
RiverNorth Capital Management, LLC,
RiverNorth Capital Partners, L.P., and
RiverNorth Institutional Partners, L.P.
(the “Applicants”)

File No. __________

APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT
COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR EXEMPTIONS FROM
SECTIONS 12(d)(1)(A) and 12(d)(1)(C) OF THE ACT AND SECTIONS 6(c) AND 17(b) OF
THE ACT EXEMPTING CERTAIN TRANSACTIONS FROM SECTION 17(a) OF THE ACT

Please send all communications, notices and orders to:
Renee M. Hardt, Esq.
Vedder Price P.C.
222 N. LaSalle Street
Chicago, Illinois 60601
(312) 609-7616 (phone)
(312) 609-5005 (fax)

Copies to:

Jonathan M. Mohrhardt
RiverNorth Capital Management, LLC
325 N. LaSalle Street, Suite 645
Chicago, IL 60654

THIS DOCUMENT CONTAINS 27 PAGES.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of: RiverNorth Funds RiverNorth Capital Management, LLC RiverNorth Capital Partners, L.P. RiverNorth Institutional Partners, L.P.	) ) ) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTIONS FROM SECTIONS 12(d)(1)(A) and 12(d)(1)(C) OF THE ACT AND SECTIONS 6(c) AND 17(b) OF THE ACT EXEMPTING CERTAIN TRANSACTIONS FROM SECTION 17(a) OF THE ACT.

I.           INTRODUCTION

RiverNorth Funds (the “Trust”), RiverNorth Capital Management, LLC (the “Adviser”), RiverNorth Capital Partners, L.P. (“RNCP”) and RiverNorth Institutional Partners, L.P. (“RNIP”) (collectively, the “Applicants”) hereby apply for an order of the Securities and Exchange Commission (the “Commission”) as described below.  Applicants request that the order also extend to any future series of the Trust, and any other existing or future registered investment companies and any series thereof that are part of the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the “Act”), as the Trust and are, or may in the future be, advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser (together with the existing series of the Trust, the “Funds”) and to any other existing or future issuers that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act

advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (together with RNCP and RNIP, the “Private Funds”).
Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the Act, exempting them from the limitations set forth in Sections 12(d)(1)(A) and (C) of the Act to the extent necessary to permit the Funds and the Private Funds (each a “Fund of Funds,” and collectively, the “Funds of Funds”) to acquire shares of registered closed-end investment companies (the “Underlying Funds”).  Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) exempting the transactions above from Section 17(a) to the extent necessary to permit such purchases by the Funds of Funds of shares of the Underlying Funds and to permit sales and repurchases by the Underlying Funds of their shares in transactions with the Funds of Funds, as described in this application.
Applicants request the relief to implement fund of funds arrangements that they believe will benefit investors without sacrificing important investor protections.  For the reasons discussed below, Applicants believe that the requested exemptions are fully consistent with the policies and purposes of the 1940 Act.
The Underlying Funds are registered under the Act as closed-end investment companies and their shares are listed and traded on a national securities exchange at negotiated prices.  In addition to investing in Underlying Funds, each Fund of Funds may invest in other securities and financial instruments that are not issued by registered investment companies and that are consistent with its investment objective and restrictions (“Other Investments”).
The Trust is the only registered investment company that currently intends to rely on the requested order, and RNCP and RNIP are the only issuers that would be investment companies but for Sections 3(c)(1) or 3(c)(7) of the Act that currently intend to rely on the requested order.

Any other entity that relies on the order in the future will comply with the terms and conditions set forth herein.
II.           THE APPLICANTS
A.	RiverNorth Funds
The Trust is an Ohio Business Trust registered as an open-end management investment company under the Act.  Under Ohio law and the Trust’s Agreement and Declaration of Trust, the Trust is managed under the direction of its board of trustees.  The Trust is a series trust which currently offers one Fund, RiverNorth Core Opportunity Fund.  The Fund’s investment objective is long-term capital appreciation and income.  The Fund pursues this objective through the purchase of closed-end investment companies and exchange-traded funds or through direct investments in equities, fixed income securities, derivatives and cash and cash equivalents.  The Fund currently invests in Underlying Funds in reliance on Section 12(d)(1)(F) of the Act and in registered exchange-traded funds in reliance on Section 12(d)(1)(F) of the Act or on exemptive relief obtained by the underlying exchange-traded funds.  The Fund intends to invest in the Underlying Funds and in Other Investments and intends to rely on the requested order.  Shares of the Fund of the Trust are registered under the Securities Act of 1933, as amended (the “1933 Act”).
B.	RiverNorth Capital Management, LLC
The Adviser is RiverNorth Capital Management, LLC, a Delaware Limited Liability Company which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.  The Adviser is a wholly-owned subsidiary of RiverNorth Holding Co., a holding company.  The Adviser serves as the investment adviser to the Fund and as the investment adviser and general partner to the Private Funds.  As adviser (and general partner, as applicable), it administers the business and affairs of the Fund and the Private Funds, including the investment and reinvestment of the assets of the Fund and the Private Funds.  The Adviser specializes in quantitative and qualitative closed-end fund trading strategies.
C.	RiverNorth Capital Partners, L.P.
      RNCP is a Delaware Limited Liability Company that would be an investment company but for Section 3(c)(1) of the Act.  Under Delaware law and RNCP’s Limited Partnership Agreement, RNCP is managed by its general partner, the Adviser.  RNCP’s investment objective is to achieve higher than average rates of return, relative to the level of risk assumed, through capital appreciation from investment in and trading of closed-end funds and other securities and financial instruments.  RNCP intends to invest in the Underlying Funds and in Other Investments and intends to rely on the requested order.  Limited partnership interests of RNCP are not registered under the 1933 Act in reliance upon Rule 506 thereunder.
D.	RiverNorth Institutional Partners, L.P.
      RNIP is a Delaware Limited Liability Company that would be an investment company but for Section 3(c)(7) of the Act.  Under Delaware law and RNIP’s Limited Partnership Agreement, RNIP is managed by its general partner, the Adviser.  RNIP’s investment objective is to achieve higher than average rates of return, relative to the level of risk assumed,  through capital appreciation from investment in and trading of closed-end funds and other securities and financial instruments.  RNIP intends to invest in the Underlying Funds and in Other Investments and intends to rely on the requested order.  Limited partnership interests of RNIP are not registered under the 1933 Act in reliance upon Rule 506 thereunder.

III.           APPLICABLE LAW AND LEGAL ANALYSIS
A.	Section 12(d)(1)
(1)	Explanation of Section 12(d)(1)
Section 12(d)(1) of the Act generally makes it unlawful for an investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.  Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:
•	duplicative costs;

•	the exercise of undue influence or control over the underlying funds;

•	the threat of large scale redemption of securities of the underlying funds; and

•	the complexity of such arrangements.1

Specifically, Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition:  (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.
Sections 3(c)(1) and 3(c)(7)(D) of the 1940 Act provide that issuers that would be investment companies but for such exceptions shall be deemed investment companies for

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1 See Report of the SEC on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

purposes of the limitations set forth in Section 12(d)(1)(A)(i) of the Act (i.e., the 3% limit described above) governing the purchase or other acquisition by such issuers of any securities of registered investment companies.
Section 12(d)(1)(C) of the Act prohibits an investment company from acquiring the securities of any registered closed-end investment company if, immediately after the acquisition, the acquiring company and other companies having the same investment adviser own more than 10% of the total outstanding voting stock of the closed-end company.
(2)	Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)
Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  Therefore, the Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A) and (C) to the extent necessary to permit the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Sections 12(d)(1)(A) and (C) of the Act.
For the reasons discussed below the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (C).  Accordingly, the Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.
(3)	No Undue Influence
Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds.  Each Underlying Fund will operate independently as determined by its own board of directors or trustees and management.  Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect.2  Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Underlying Fund, Applicants submit that:
•
the Adviser and any person controlling, controlled by or under common control with the Adviser, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the “Group”), and

•
any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act to a Fund of Funds (“Sub-Adviser”) and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the “Sub-Adviser Group”) will not control (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the Act.

Furthermore, to the extent relying on the request order and to the extent a Fund invests in Underlying Funds in reliance on Section 12(d)(1)(F) of the Act, each of the Group and the Sub-Adviser Group will vote its shares of an Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund’s shares.  This condition will not apply to the Sub-Adviser Group with respect to an Underlying Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

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2 Applicants acknowledge the requirement to file a Schedule 13G with the Commission with respect to beneficial ownership of more than 5% of any equity security issued by an Underlying Fund.

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Underlying Fund, Condition 2 precludes a Fund of Funds or the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Underlying Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Underlying Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each, an “Underlying Fund Affiliate”).  No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Underlying Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Underlying Fund or an Underlying Fund Affiliate.
In seeking to limit the potential for undue influence and conflicts of interest, the board of directors or trustees (“Board”) of each Fund, including a majority of the trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), will adopt procedures reasonably designed to assure that the Fund, the Adviser, any Sub-Adviser to the Fund or any Fund of Funds Affiliate does not receive any consideration from an Underlying Fund or an Underlying Fund Affiliate in connection with any services or transactions.  This condition will not apply with respect to any services or transactions between an Underlying Fund and its investment adviser, or any person controlling, controlled by, or under common control with such investment adviser.
Additionally, the Board of each Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that no Fund of Funds or Fund of

Funds Affiliate sells any security to or otherwise serves as a principal underwriter in connection with any offering of securities to an Underlying Fund.
(4)	No Excessive Layering of Fees
Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue.  Within the structure, the Underlying Funds may pay advisory fees to their adviser.  In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting).  Shareholders or limited partners, as the case may be, of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.
Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses.  Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.
To assure that the investment advisory or management fees are not duplicative, prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Fund, including a majority of the Independent Trustees, will find that the management or advisory fees charged under a Fund’s advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract.  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund.
In addition, the Adviser will waive fees otherwise payable to it by a Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Underlying Fund pursuant to Rule 12b-1 under the Act) received from an Underlying  Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Underlying Fund in connection with the investment by the Fund in the Underlying Fund.  Any Sub-Adviser for a Fund will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund in an amount at least equal to any compensation received by the Sub-Adviser or an affiliated person of the Sub-Adviser from an Underlying Fund, other than any advisory fees paid to the Sub-Adviser or an affiliated person by the Underlying Fund, in connection with the investment by the Fund in the Underlying Fund made at the direction of the Sub-Adviser.  In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund.
With respect to investments in a Fund, any sales charges and/or service fees charged with respect to shares of a Fund will not exceed the limits applicable to funds of funds set forth in the Financial Industry Regulatory Authority (“FINRA”) Conduct Rule 2830.
(5)	Threat of Large Scale Redemption is Not Present
The proposed structure will not pose a threat of large scale redemptions for the Underlying Funds since shares of closed-end funds are typically traded in a secondary market and are not “redeemed” by the issuer.

(6)	Structure is not Overly Complex
The proposed arrangement will not create an overly complex fund structure that would confuse investors, because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to:  (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.
Additionally, the proposed arrangement will not confuse investors because a Fund of Fund’s prospectus or offering memorandum, as the case may be, and sales literature will contain clear, concise “plain English” disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.
B.	Section 17(a)
Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons.  An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:
(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person;

(D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

The sale of shares by the Underlying Funds to the Funds and any repurchase of those shares from the Funds by the Underlying Funds could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a).3  For example, a Fund and an Underlying Fund may be deemed to be affiliated persons of one another if a Fund owned 5% or more of one or more of such Underlying Fund’s outstanding voting securities.
Section 17(b), however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that:  (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act.
Additionally, Section 6(c) provides that:  “the Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such

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3 Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund, or an affiliated person of such person, for the purchase by the Fund of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund may be prohibited by Section 17(e) of the Act.

exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.”
Applicants believe that the proposed transactions satisfy the requirements for relief under both Sections 17(b) and 6(c) as the terms are fair and reasonable and do not involve overreaching.  A Fund will typically purchase its shares of an Underlying Fund in the secondary market based on the net asset value of such shares, market price of such shares or at a discount to the net asset value and/or market price of such shares.4  From time to time, an Underlying Fund may repurchase its shares from a Fund at a discount or a premium to net asset value or at market price.  With respect to any such repurchase transaction, a Fund would have the opportunity to participate ratably with other shareholders.5  If an Underlying Fund were to conduct a rights offering, a Fund which is a shareholder of the Underlying Fund would be offered the right to participate “ratably” with all other shareholders, consistent with Section 18(d) of the Act.  Finally, the proposed transactions will be consistent with the policies of each Fund and Underlying Fund, and with the general purposes of the Act.  The investment by a Fund in shares of the Underlying Funds and the issuance of shares of the Underlying Funds to a Fund will be effected in accordance with the investment policies contained in the registration statement of such Fund.
IV.       RELATED PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION
Although not identical to Applicants’ request for exemption, the Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds arrangements with

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4 Applicants note that a Fund generally would purchase and sell shares of an Underlying Fund through secondary market transactions rather than through principal transactions with the Underlying Fund.
5 Applicants acknowledge that if a Fund of Funds is an affiliate of an Underlying Fund, the Underlying Fund would not be able to repurchase its shares from the Fund of Funds in reliance on Rule 23c-1 under the Act.

affiliated and unaffiliated open-end investment companies.  See Schwab Capital Trust, et al. (“Schwab”) Investment Company Act Rel. No. 24067 (October 1, 1999) (Notice) and Investment Company Act Rel. No. 23113 (October 27, 1999) (Order) (the “Schwab Order”).  Schwab requested an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act to permit certain series of the Schwab trusts (“Schwab Trusts”) to invest (a) in other series of the Schwab Trusts and other registered open-end management investment companies that are part of the same “group of investment companies” as defined in Section 12(d)(1)(G) of the Act, and (b) in other registered open-end investment companies that are not part of the same group of investment companies as the Schwab Trusts.  The Schwab Order also permits the Schwab Trusts to make direct investments in stocks, bonds, and any Other Investments which are consistent with their investment objective(s).6
Applicants also note that substantially similar relief was granted in Members Mutual Funds, et al., Investment Company Act Rel. No. 27598 (December 13, 2006) (Notice) and Investment Company Act Rel. No. 27657 (January 9, 2007) (Order); John Hancock Trust, et al., Investment Company Act Rel. No. 27848; (May 30, 2007) (Notice) and Investment Company Act Rel. No. 27873 (June 26, 2007) (Order); Northern Institutional Funds, et al., Investment Company Act Rel. No. 28119 (January 16, 2008) (Notice) and Investment Company Act Rel. No. 28149 (February 12, 2008) (Order); Goldman Sachs Trust, et al., Investment Company Act Rel. No. 28347 (July 31, 2008) (Notice) and Investment Company Act Rel. No. 28366 (August 26, 2008) (Order); and Allstate Financial Investment Trust et al., Investment Company

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6 See also, MetLife Investors USA Insurance Company, et al., Inv. Co. Act Rel. No. 27059 (Sept. 7, 2005) (order); Inv. Co. Act Rel. No. 27028 (Aug. 11, 2005) (notice).

Act Rel. No. 28581 (January 12, 2009) (Notice) and Investment Company Act Rel. No. 28614 (February 9, 2009) (Order).
V.        CONCLUSIONS
Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order (i) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a) and (ii) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(C).
VI.      APPLICANT’S CONDITIONS
Applicants agree that the order granting the requested relief shall be subject to the following conditions:
(1)
The members of the Group will not control (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the Act.  The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the Act.  To the extent relying on the requested order and to the extent a Fund invests in Underlying Funds in reliance on Section 12(d)(1)(F) of the Act, each of the Group and the Sub-Adviser Group will vote its shares of an Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund’s shares.  This condition will not apply to a Sub-Adviser Group with respect to an Underlying Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

(2)
No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Underlying Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Underlying Fund or an Underlying Fund Affiliate.

(3)
The Board of each Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that the Fund, its Adviser, any Sub-Adviser or any Fund of Funds Affiliate does not receive any consideration from an Underlying Fund or an Underlying Fund Affiliate in connection with any services or transactions.  This condition does not apply with respect to any services or transactions between an Underlying Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

(4)
No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Underlying Fund) will cause an Underlying Fund to purchase a security in any offering of securities in which an underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person.

(5)
The Board of each Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that no Fund of Funds or Fund of Funds Affiliate sells any security to or otherwise serves as a principal underwriter in connection with any offering of securities to an Underlying Fund.

(6)
Before approving any advisory contract under Section 15 of the Act, the Board of each Fund, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund may invest.  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund.

(7)
The Adviser will waive fees otherwise payable to it by a Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Underlying Fund pursuant to Rule 12b-1 under the Act) received from an Underlying Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by the Underlying Fund, in connection with the investment by the Fund in the Underlying Fund.  Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Underlying Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Underlying Fund in connection with the investment by the Fund in the Underlying Fund made at the direction of the Sub-Adviser.  In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund.

(8)	Any sales charges and/or service fees charged with respect to shares of a Fund will not exceed the limits applicable to funds of funds set forth in FINRA Conduct Rule 2830.
(9)
No Underlying Fund will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund:  (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to:  (i) acquire securities of one or more investment companies, for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

VII.           PROCEDURAL MATTERS
All actions necessary to authorize the execution and filing of this application have been taken and the persons signing and filing this application are authorized to so sign and file the same.  The resolutions of each of the Applicants as required by Rule 0-2(c) under the Act authorizing the filing of this application are attached as Exhibit B to this application.
The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

The Applicants request that any questions regarding this application be directed to Renee M. Hardt, Esq. at Vedder Price P.C., 222 N. LaSalle, Suite 2600, Chicago, Illinois 60601, telephone (312) 609-7616.
VIII.           REQUEST FOR ORDER OF EXEMPTION
For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the relief sought by this application.  Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.
[Signature Page Follows]

RIVERNORTH FUNDS By: /s/ Jonathan M. Mohrhardt Name: Jonathan M. Mohrhardt Title: Chief Compliance Officer
RIVERNORTH CAPITAL MANAGEMENT, LLC By: /s/ Jonathan M. Mohrhardt Name: Jonathan M. Mohrhardt Title: Chief Compliance Officer
RIVERNORTH CAPITAL PARTNERS, L.P. By: /s/ Jonathan M. Mohrhardt Name: Jonathan M. Mohrhardt Title: Chief Compliance Officer of RiverNorth Capital Management, LLC, its General Partner
RIVERNORTH INSTITUTIONAL PARTNERS, L.P. By: /s/ Jonathan M. Mohrhardt Name: Jonathan M. Mohrhardt Title: Chief Compliance Officer of RiverNorth Capital Management, LLC, its General Partner

LIST OF ATTACHMENTS AND EXHIBITS

Exhibit A

1.           Verification of RiverNorth Funds

2.           Verification of RiverNorth Capital Management, LLC

3.           Verification of RiverNorth Capital Partners, L.P.

4.           Verification of RiverNorth Institutional Partners, L.P.

Exhibit B – Resolutions

Exhibit A-1

STATE OF ILLINOIS
COUNTY OF COOK

VERIFICATION

The undersigned states that he has duly executed the attached application, dated July 26, 2010, for and on behalf of RiverNorth Funds (the “Trust”); that he is the Chief Compliance Officer of the Trust; and that all action by shareholders, Trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jonathan M. Mohrhardt Name: Jonathan M. Mohrhardt Title: Chief Compliance Officer

Exhibit A-2

STATE OF ILLINOIS
COUNTY OF COOK

VERIFICATION

The undersigned states that he has duly executed the attached application, dated July 26, 2010, for and on behalf of RiverNorth Capital Management, LLC (the “Company”); that he is the Chief Compliance Officer of the Company; and that all action by shareholders, Members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jonathan M. Mohrhardt Name: Jonathan M. Mohrhardt Title: Chief Compliance Officer

Exhibit A-3

STATE OF ILLINOIS
COUNTY OF COOK

VERIFICATION

The undersigned states that he has duly executed the attached application, dated July 26, 2010, for and on behalf of RiverNorth Capital Partners, L.P. (the “Company”); that he is the Chief Compliance Officer of RiverNorth Capital Management, LLC, the general partner of the Company; and that all action by Partners and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jonathan M. Mohrhardt Name: Jonathan M. Mohrhardt Title: Chief Compliance Officer of RiverNorth Capital Management, LLC, its General Partner

Exhibit A-4

STATE OF ILLINOIS
COUNTY OF COOK

VERIFICATION

The undersigned states that he has duly executed the attached application, dated July 26, 2010, for and on behalf of RiverNorth Institutional Partners, L.P. (the “Company”); that he is the Chief Compliance Officer of RiverNorth Capital Management, LLC, the general partner of the Company; and that all action by Partners and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jonathan M. Mohrhardt Name: Jonathan M. Mohrhardt Title: Chief Compliance Officer of RiverNorth Capital Management, LLC, its General Partner

Exhibit B

RiverNorth Funds (the “Trust”)

RESOLVED, that the filing with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the “1940 Act”), of a request for an exemptive order, pursuant to Sections 6(c), 17(b) and 12(d)(1)(J), relating to relief from Sections 17(a), 12(d)(1)(A) and 12(d)(1)(C) of the 1940 Act is hereby approved to permit among other things, the Trust to invest in closed-end investment companies; and it is

FURTHER RESOLVED, that the officers of the Trust are hereby authorized and directed on behalf the Trust to take all actions deemed necessary or desirable in their judgment and discretion to carry out the foregoing resolution, including filing any further amendment to the application for the order.